General Steel Holdings, Inc.
Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District, Beijing 10020

                                November 3, 2005

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Re: General Steel Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-133821)

Dear Ms. Lippmann:

The Company would like to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments. The Company is responding to the Staff’s comment letter, dated September 29, 2006 (“September 29 Comments”), relating to the Company’s Amendment No.2 to the Registration Statement on Form S-1 (No. 333-133821) filed on September 5, 2006 (the “Registration Statement”).

The Company is submitting herewith an amended Registration Statement (Amendment No.3) marked to show changes to the Registration Statement in response to the Staff’s September 5 Comments and certain other modifications. The Company has complied to the best of its ability with the Staff’s comments. The Company has responded to all of the Staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

General

1.	We note your response to prior comment 3; however, Amendment No. 2 is only marked to show changes in the financial statements. Please refile a marked version of the entire registration statement.

The filing of the wrong marked version of Amendment No. 2 to the Form S-1 was an oversight by the Company’s printer. A correct marked version of Amendment No. 2 to the Form S-1 was filed as correspondence via Edgar on October 20, 2006.

2.
Please note that, in order for this registration statement to be declared effective, you should amend your exchange act reports to reflect the changes you have made to your financial statements. In this regard, it also appears that your 10-Q for the period ended June 30, 2006 should be amended to identify the appropriate financial statements as “restated” and to provide all required disclosures.

The Company will amend its exchange reports, including its quarterly report on Form 10-Q for the period ended September 30, 2005, its annual report on Form 10K for the fiscal year ended December 31, 2005, its quarterly report on Form 10-Q for the period ended March 31, 2006 and its quarterly report on Form 10-Q for the period ended June 30, 2006.

Prospectus Summary, page 5

Our Recent Strategic Alliance. page 7

3.	We note your response to prior comments 11 and 12. Please provide additional disclosure regarding this potential strategic alliance:

•	Please describe in greater detail the purpose of the joint venture and the material terms of the agreement.

We have revised our disclosure to include the following additional material terms of the Joint Venture Agreement.

Purpose

The purposes of the Joint Venture Company are, among others, to produce and sell special steel and to improve our product quality, production capacity and competitiveness by adopting advanced technology in the production of steel products. The Joint Venture Company is expected to have a capacity of producing 600,000 of specialty steel products a year.

Products

The products of the Joint Venture Company will be special steel, which is expected to be sold in both domestic and international market.

Directors and Management

Three (3) out of seven (7) members of the board of directors of the Joint Venture Company will be appointed by Baotou Steel, two (2) by General Steel Investment and two (2) by Daqiuzhuang Metal, a subsidiary of the Company. The chairman and the vice chairman will be elected by the board of directors of the Joint Venture Company. Certain major issues will require the unanimous approval of the all directors whereas all other issues will be approved by two thirds of all board members.

Brigitte Lippmann, Esq. November 3, 2006	Page 2

The Joint Venture Company will have a management office consisting of one general manager, three vice general managers and one chief financial officer. Baotou Steel will appoint the general manager, General Steel will appoint one vice general manager and Daqiuzhuang Metal will appoint the chief financial officer. Two additional vice general managers will be hired by recommendation of Baotou Steel.

•	Describe the importance of this joint venture to the company’s business.

The Joint Venture Company is expected to play an important role in the Company’s expansion. Currently the Joint Venture Company has not been established yet and therefore our current performance does not depend on it. The non-approval of the Joint Venture Company by the Chinese government will not have a negative impact on our current performance and will not prevent us from pursuing other business partners and expansion opportunities.

We have revised our disclosure in the prospectus accordingly.

•
You disclose that the Chinese governmental authority will get an appraisal of the assets to be contributed by Baotou Steel. Please describe the purpose of the appraisal and when it is likely to occur. Explain what you mean by “reasonable time,” since it has been one year since the joint venture agreement was executed.

Baotou Steel is a state-owned enterprise, subject to special rules of the Chinese government. Before Baotou Steel can transfer any of its assets or use its assets and business for a combination or joint venture, Baotou Steel must obtain evaluation and approval from the State Assets Supervision and Administration Committee of China, in addition to other governmental reviews and approvals. Since there is no legal rules or guidance provided with respect to the timeframe for such evaluations and approvals, it may take up a long time for such appraisal to occur. At this moment, we cannot provide an estimate as to when the appraisal will occur. We have revised the disclosure in the prospectus accordingly,

In response to the Staff’s comments, we have revised the last sentence of the paragraph under the heading “Capital Contribution” to clarify the meaning of the “reasonable time” as the followings:

However, if the relevant documents cannot be produced and the required procedures will not be initiated within the next sixteen months from the date of this prospectus, we may choose to terminate the Joint Venture Agreement.

•	Explain why Baotou has not provided financial statements or appraisals to the company.

Baotou Steel cannot provide their financial statements or appraisals to the Company before they obtain the requisite approvals and authorizations from the State Assets Supervision and Administration Committee of China.

Brigitte Lippmann, Esq. November 3, 2006	Page 3

•	Explain how you will calculate the amount the company would contribute under the agreement.

Under the Joint Venture Agreement, Baotou Steel will contribute land, existing equipment and materials. The estimated value of such investment is approximately 98 million RMB (approximately $12,000,000). General Steel Investment will contributed cash in an estimated amount of approximately 62 million RMB (approximately USD $7,500,000) and Daqiuzhuang Metal will contribute an estimated amount of 40 million RMB (approximately $5,000,000). This estimated value is based on the due diligence study completed by General Steel Investment. However, the value of the land, existing equipment and materials to be contributed by Baotou Steel is subject to the appraisal of an independent appraisal firm designated by the Chinese government, and General Steel Investment and Daqiuzhuang Metal may increase or reduce their capital investment, respectively, depending on the appraisal results.

Since the appraisal results have not be produced yet, the Company is not in a position to determine the final amount of cash capital to be provided by General Steel Investment and Daqiuzhuang Metal.

•	Explain how you will calculate the total investment in the joint venture company, which you state may be up to $30 million. For example, is it related to the appraisal of the assets?

The final total investment amount in the Joint Venture Company is related to the appraisal of the assets to be contributed by Baotou Steel, which may be different from the initial estimated value of approximately $12,000,000. Assuming the final appraisal result of such assets is approximately $12,000,000, then General Steel Investment will contribute approximately $7,500,000 in cash and Daqiuzhuang Metal will contribute approximately $5,000,000 in cash. Accordingly the final total investment amount will be approximately $24,500,000. In the event that the appraisal result is higher than the initial estimated value of approximately $12,000,000, General Steel Investment and Daqiuzhuang Metal will increase their respective cash contribution to the Joint Venture Company correspondingly. The purpose of this structure is to give General Steel Investment and Daqiuzhuang Metal a combined interest of 51% in this Joint Venture. However, the Company does not expect the total investment from all parties will be higher than $30 million based on the initial evaluation of the assets to be contributed by Baotou Steel.

Brigitte Lippmann, Esq. November 3, 2006	Page 4

About Our Recent Private Placement, page 7

4.	Please clarify whether the put right also requires the investors to return to the company the warrants that were given for each share purchased.

The put right granted to the investors in the Company’s private placement on September 18, 2005 does not require the investors to return to the Company the warrants that were given for each share purchased in such private placement. As a result, in the event that an investor sends the Company a request to put the his shares back to the Company, such an investor will still retain the warrants he received in the Company’s private placement on September 18, 2005. We have revised the relevant parts of the prospectus to clarify this point.

This Offering. page 8

5.
The 32,426,665 shares of common stock outstanding prior to the offering appear to include the 1,176,665 shares you are registering and have included in the row below. The financial statements state that 31,250,000 shares are outstanding at June 20, 2006. Please revise here and on page 18.

The 31,250,000 shares presented on the financial statement does not include the 1,176,665 shares issued in the Company’s private placement on September 18, 2005. This is because for financial statement presentation purpose, the 1,176,665 shares are treated as liability instead of equity and therefore are not included in the shares on the equity statement.  However, as recorded on the Company’s ledger, the 1,176,665 shares are registered as restricted shares and should be included as shares outstanding prior to the offering.

Selling Shareholders. page 18

6.
We note your response to prior comment 5. We continue to believe the presence of the put results in the investors not being at sufficient market risk to register the shares as a true resale. We also note, for example, that you are recording the stock issuance as a liability in the financial statements due to the mandatory redemption provision, and, in addition, you have a lock box for amounts to be held in the event of the exercise of the put. Therefore, please revise to state that these investors are underwriters, not merely may be deemed underwriters.

We have revised the prospectus to state that these investors are underwriters to comply with the Staff’s comment.

Certain Relationships and Related Transactions, page 27

7.
We note your response to prior comment 24. Clarify, in the prospectus, the nature of your transaction with Yang Pu Automotive. For example, disclose the business purpose for the loan to Yang Pu Automotive of $2.9 million.

Yang Pu Capital Automotive is a company that invests in real estate development and a variety of other businesses and the purpose of this loan is for its working capital needs and ordinary course of investment activities. We have revised our disclosure in the prospectus to clarify this point.

Brigitte Lippmann, Esq. November 3, 2006	Page 5

8.	We note your response to prior comment 25. Please quantify the amount the company borrowed on July 13, 2005 and when you repaid it.

The Company borrowed from Golden Glister $1,000,000 on July 13, 2005, which was repaid during the period between December 2005 and April 2006. We have revised our disclosure in the prospectus accordingly.

Selected Consolidated Financial Information, page 28

9.
We note that your table presenting your summary of operations for the six months ended June 30, 2006 discloses net income of $339K. This total does not appear to agree with your table presenting your summary of operations by quarter which discloses the net income for your first quarter of 2006 as $374K and net income for your second quarter of 2006 as $148K. Please revise as appropriate.

We have revised the table presenting the Company’s summary of operations by quarter on page 29 of the prospectus to reconcile the previous discrepancies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

10.
Please revise your disclosures for the six months ended June 30, 2006 compared with the six months ended June 30, 2005 to include a more comprehensive discussion of the changes in your gross profit margin and a discussion of the underlying reasons for the increase in your accounts receivable and inventory balances.

We have revised our disclosures for the six months ended June 30, 2006 compared with the six months ended June 30, 2005 to include the following discussion:

The Company purchases its raw materials such as steel slabs and steel strips from upper stream steel makers. Most of these steel makers use imported iron ore for their productions. The ore price increased 71.5% in 2005 and another 19% in 2006 which in turn increased the cost of the raw materials for us. However, due to the overall steel overproduction, the price of our final products didn’t go up as much as the raw materials, which drove down our gross profit margin accordingly.

We have also revised our disclosures of “Liquidity and capital resources” to include the following discussions:

Brigitte Lippmann, Esq. November 3, 2006	Page 6

As the new production lines are now in full operation, approximately 13,000 tons of extra products are now being produced every month. The finished goods inventories started to increase since the sales department hasn’t been fully able to digest these extra products. The finished goods inventories at June 30, 2006 was 50,425 tons compared to 20,726 tons at December 31, 2005. The value of finished goods inventories also increased to $21.3 million as of June 30, 2006 from $8.01 million as of December 31, 2005.

Contractual Obligations, page 38

11.
We have reviewed your response to our prior comment 29 as well as the additional disclosures you have provided in your filing. Please revise your disclosure to present contractual obligations as of the most recent balance sheet date and to present your redeemable stock at the redemption amount. Reference Release No. 33-8350.

We have revised the table of contractual obligations to comply with the Staff’s comment.

Financial Statements

Note 21. Joint Venture agreement with Baotou Steel. page F-27

12.
We have reviewed your response to our prior comment 40. We note that you will have control over the Bautou joint venture and will consolidate the results of the joint venture into your financial statements. Please explain to us what rights, if any, the minority shareholders of Daqiuzhuang Metal Sheet Co. Ltd. will have over this joint venture. In addition, it appears to us that you are essentially acquiring Baotou Steel or a portion of its operations. As previously requested, please tell us what consideration you gave to Rule 3-05 and Article 11 of Regulation S-X in determining whether historical and proforma financial statements reflecting the results of Baotou Steel should be included in your filing in regard to a probable acquisition.

The 30% of the minority shareholders of Daqiuzhuang Metal Sheet Co., Ltd. will relinquish its right over its voting power of this joint venture. Therefore, the Company will have 51% voting power of this joint venture and will excise its control over the joint venture. However, the minority shareholders of Daqiuzhuang Metal Sheet Co., Ltd. will have a right of distribution from the profits of the Joint Venture Company.

The Baotou joint venture has not been approved by the local government yet as of today and it will be impossible to obtain and include the proforma financial statements. If such proforma financial statements were included, it would not reflect the true operation of the Company.

Brigitte Lippmann, Esq. November 3, 2006	Page 7

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006, page F-31

13.
Please revise your statement of cash flows for the six month period ended June 30, 2006 to present the change in your notes receivable - related party as an investing activity instead of an operating activity. This revision will ensure that your presentation is consistent with your treatment of the notes receivable - related party in your statement of cash flows for the year ended December 31, 2005.

The Company will amend quarterly report on Form 10-Q for the period ended June 30, 2006 to reclassify notes receivable - related party as an investing activity on cash flows statement.

Note 19. Private Offering of Redeemable Stock, page F-48

14.	Please revise the last paragraph of this footnote to reflect the changes you have made to your accounting treatment of the redeemable preferred stock.

The Company has revised the footnotes to reflect the changes made to the accounting treatment of redeemable stock.

Recent Sales of Unregistered Securities. page II-1

15.	We note your response to prior comment 23. Please disclose the facts necessary to support the exemption you relied upon.

The Company was able to rely on Rule 506 to complete the September 2005 private placement, as it obtained representations from all the investors participating in the September 2005 private placement that they were accredited investors within the meaning of Rule 501. We have revised the first paragraph under “Recent Sales of Registered Securities” in Part II of the Registration Statement accordingly.

Signatures, page II-5

16.	Please include the signatures of YU Zuo Sheng.

The signatures of Mr. Yu Zuo Sheng are included in the Amendment No. 3.

Exhibits, page II-6

17.
We note your response to prior comment 45. Exhibit 10.6 appears to be incomplete because it is missing information and it does not appear to be the executed version. Please refile the final version of the exhibit.

We believe Exhibit 10.6, as filed is complete. The contract is relating to a short-term revolving facility, from which the Company may make borrowings from time to time. The specific interest rate of each borrowing is determined by the bank in accordance to policies and guidance issued by the banking regulatory authorities from time to time and cannot be provided in the actual contracts. Since it is an English translation of a Chinese document which were signed in Chinese, we could not conform the signature pages on the English translation. We would be happy to provide the Staff with the executed signature pages in Chinese.

Brigitte Lippmann, Esq. November 3, 2006	Page 8

Form 10-Q for the Quarter Ended June 30

Item 4. Controls and Procedures

18.
We note your disclosure that there can be “no assurance” that the design of your disclosure controls and procedures will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Please confirm to us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. When you file your amended Form 10-Q for the quarter ended March 31, 2006 and for future filings, please use similar language or, alternatively, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. SEC Release No. 33-8238.

The principal executive officer and the principal financial officers of the Company confirmed that such officers have concluded that the disclosure controls and procedures of the Company were effective as of the end of the period covered by the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. We will file the amended Form 10-Q for the quarter ended March 31, 2006 with similar language and the reference to the level of assurance of the Company’s disclosure controls and procedures was removed.

If you would like further clarification of any of the foregoing responses or have any additional comments, please contact Howard Jiang (phone: 212-891-3982; email: Howard.Jiang@Bakernet.com ; fax: 212-310-1682) or Lan Lou (Phone: 212 626 4917, email: lan.lou@bakernet.com; fax: 212 310- 1706)

Very truly yours,

/s/ John Chen
John Chen
(Chief Financial Officer, General Steel Holdings, Inc.)

cc:	Howard Jiang, Esq. Lan Lou, Esq.

Brigitte Lippmann, Esq. November 3, 2006	Page 9